Sierra Wireless Reports First Quarter 2015 Results

Q1 2015 revenue of $150.4 million; 24.1% year-over-year growth

•	Record revenue of $150.4 million, an increase of 24.1% compared to Q1 2014

•	Non-GAAP earnings from operations of $8.8 million compared to $0.7 million in Q1 2014

•	Adjusted EBITDA of $11.3 million compared to $4.1 million in Q1 2014

•	Non-GAAP EPS of $0.22 compared to $0.02 in Q1 2014

VANCOUVER, BRITISH COLUMBIA - May 7, 2015 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its first quarter, ending March 31, 2015. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We delivered record revenue and strong year-over-year growth in profitability in the first quarter of 2015,” said Jason Cohenour, President and Chief Executive Officer. “We also significantly expanded our position in the Internet of Things value chain with the acquisition of Wireless Maingate, adding connectivity and managed services to our device-to-cloud solutions. As we continue to strengthen our device-to-cloud offering, we remain focused on profitable growth and enhancing our leadership position with strategic acquisitions.”

Revenue for the first quarter of 2015 was $150.4 million, an increase of 24.1% compared to $121.2 million in the first quarter of 2014. Revenue from OEM Solutions was $133.0 million in the first quarter of 2015, up 25.3% compared to $106.2 million in the first quarter of 2014. Revenue from Enterprise Solutions was $17.4 million in the first quarter of 2015, up 15.8% compared to $15.0 million in the first quarter of 2014.

GAAP RESULTS

•	Gross margin was $48.8 million, or 32.5% of revenue, in the first quarter of 2015, compared to $38.6 million, or 31.9% of revenue, in the first quarter of 2014.

•
Operating expenses were $46.4 million and earnings from operations were $2.5 million in the first quarter of 2015, compared to operating expenses of $45.3 million and a loss from operations of $6.7 million in the first quarter of 2014.

•
Net loss was $9.7 million, or $0.30 per diluted share, in the first quarter of 2015, compared to a net loss of $4.0 million, or $0.13 per diluted share, in the first quarter of 2014. The first quarter of 2015 included an $11.8 million after-tax foreign exchange loss associated with the translation of certain foreign denominated balances, compared to a $0.4 million foreign exchange gain in the first quarter of 2014.

NON-GAAP RESULTS

•	Gross margin was 32.6% in the first quarter of 2015, compared to 32.0% in the first quarter of 2014.

•
Operating expenses were $40.2 million and earnings from operations were $8.8 million in the first quarter of 2015, compared to operating expenses of $38.0 million and earnings from operations of $0.7 million in the first quarter of 2014.

•
Net earnings were $7.2 million, or $0.22 per diluted share, in the first quarter of 2015, compared to net earnings of $0.5 million, or $0.02 per diluted share, in the first quarter of 2014. The non-GAAP tax rate in the first quarter of 2015 was 19.8%.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $11.3 million in the first quarter of 2015, compared to $4.1 million in the first quarter of 2014.

Cash and cash equivalents at the end of the first quarter of 2015 were $99.6 million, representing a decrease of $107.5 million, compared to the end of the fourth quarter of 2014. The decrease was primarily due to the payment of $88.4 million (net of cash acquired), for the purchase of Wireless Maingate AB and higher working capital requirements in the quarter.

We disclose non-GAAP financial measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
In the second quarter of 2015, we expect revenue to grow sequentially and on a year-over-year basis, gross margin percentage to be similar to the first quarter of 2015 and operating expenses to increase slightly compared to the first quarter of 2015. This guidance does not include any contribution from the acquisition of Accel Networks (see below). This results in the following non-GAAP guidance for the second quarter of 2015:

Q2 2015 Guidance	Consolidated Non-GAAP

Revenue	$153.0 to $156.0 million
Earnings from operations	$8.5 to $10.0 million
Net earnings	$6.7 to $7.9 million
Earnings per share	$0.21 to $0.24 per share
This non-GAAP guidance for the second quarter of 2015 reflects current business indicators and expectations, including a continued tight component supply environment. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Sierra Wireless acquires Accel Networks

Sierra Wireless has entered into a definitive agreement to purchase substantially all of the assets of Accel Networks ("Accel") for US$9.3 million in cash with the potential for an additional US$1.5 million under a performance-based earnout formula. Accel is a leading provider of 4G LTE managed connectivity services with more than 300 enterprise customers in sectors such as retail, finance, security, energy, and hospitality.  With 4G LTE providing high connectivity speeds and legacy carriers transitioning from copper-based networks, many distributed enterprises are adopting wireless connectivity. Accel’s revenue in 2014 was US$8.5 million.  The transaction is expected to close in June 2015. Following the completion of the acquisition, we expect revenue in the next 12 months of approximately $10 million and to break even on an adjusted EBITDA basis. Approximately 80 percent of Accel’s annual revenue is subscription-based and recurring. Accel was founded in 2002 and has 28 employees. Its head office is in Florida, with its primary operations center located in Georgia.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, May 7, 2015, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 92170371

To access the webcast, please follow the link below:
Sierra Wireless Q1 Conference Call and Webcast
The webcast will remain available at the above link for one year following the call.
To access a full copy of our Q1 2015 earnings release, please follow the link below:
http://www.sierrawireless.com/AboutUs/investorinformation.aspx

Media Contact:	Investor Contact:
Sharlene Myers	David Climie
Manager, Global Public Relations	Vice President, Investor Relations
+1 (604) 232-1445	+1 (604) 231-1137
smyers@sierrawireless.com	dclimie@sierrawireless.com

David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the second quarter of 2015 and our fiscal year 2015, our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Our ability to integrate acquired businesses and realize expected benefits;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management's time and attention in connection with acquisitions or divestitures;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, may be delayed or may not be available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect; and

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 950 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2015	2014
Revenue	$150,406	$121,163
Cost of goods sold	101,570	82,566
Gross margin	48,836	38,597

Expenses
Sales and marketing	13,145	12,366
Research and development	19,092	20,017
Administration	10,420	9,333
Acquisition and integration	1,103	970
Amortization	2,602	2,583
	46,362	45,269
Earnings (loss) from operations	2,474	(6,672)
Foreign exchange gain (loss)	(11,893)	392
Other income	105	26
Loss before income taxes	(9,314)	(6,254)
Income tax expense (recovery)	339	(2,249)
Net loss	$(9,653)	$(4,005)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(3,518)	20
Comprehensive loss	$(13,171)	$(3,985)
Basic and diluted net loss per share (in dollars)	$(0.30)	$(0.13)
Weighted average number of shares outstanding (in thousands)
Basic and diluted	31,983	31,235

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$99,555	$207,062
Accounts receivable, net of allowance for doubtful accounts of $2,404 (December 31, 2014 - $2,275)	128,469	106,799
Inventories	19,104	17,445
Deferred income taxes	4,778	4,779
Prepaids and other	6,707	7,826
	258,613	343,911
Property and equipment	20,319	20,717
Intangible assets	79,597	37,893
Goodwill	141,222	103,966
Deferred income taxes	3,560	3,898
Other assets	4,455	4,979
	$507,766	$515,364

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$122,164	$128,196
Deferred revenue and credits	3,813	3,245
	125,977	131,441
Long-term obligations	27,864	26,608
Deferred income taxes	6,661	453
	160,502	158,502
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 32,132,653 shares (December 31, 2014 - 31,868,541 shares)	343,649	339,640
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 4,190 shares (December 31, 2014 – 342,645 shares)	(80)	(6,236)
Additional paid-in capital	20,317	26,909
Retained earnings (deficit)	(7,139)	2,514
Accumulated other comprehensive loss	(9,483)	(5,965)
	347,264	356,862
	$507,766	$515,364

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2015	2014
Cash flows provided by (used in):
Operating activities
Net loss	$(9,653)	$(4,005)
Items not requiring (providing) cash
Amortization	5,131	6,483
Stock-based compensation	2,297	2,251
Deferred income taxes	—	2,966
Loss (gain) on disposal of property and equipment	1	(14)
Unrealized foreign exchange loss	6,219	14
Other	(30)	—
Changes in non-cash working capital
Accounts receivable	(22,277)	860
Inventories	(2,594)	139
Prepaid expenses and other	1,641	5,098
Accounts payable and accrued liabilities	(3,143)	(17,238)
Deferred revenue and credits	458	52
Cash flows used in operating activities	(21,950)	(3,394)
Investing activities
Additions to property and equipment	(1,911)	(1,430)
Proceeds from sale of property and equipment	—	37
Increase in intangible assets	(233)	(527)
Acquisition of Wireless Maingate, net of cash acquired	(88,449)	—
Acquisition of In Motion Technology, net of cash acquired	—	(22,578)
Net change in short-term investments	—	2,470
Increase in other assets	—	(2,748)
Cash flows used in investing activities	(90,593)	(24,776)
Financing activities
Issuance of common shares	2,145	2,725
Purchase of treasury shares for RSU distribution	(797)	—
Taxes paid related to net settlement of equity awards	(1,742)	(501)
Excess tax benefits from equity awards	1,670	—
Decrease in other long-term obligations	(74)	(112)
Cash flows provided by (used in) financing activities	1,202	2,112
Effect of foreign exchange rate changes on cash and cash equivalents	3,834	(19)
Cash and cash equivalents, decrease in the period	(107,507)	(26,077)
Cash and cash equivalents, beginning of period	207,062	177,416
Cash and cash equivalents, end of period	$99,555	$151,339

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)	2015	2014
	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$48,836	$178,979	$50,006	$47,055	$43,321	$38,597
Stock-based compensation and related social taxes	248	555	131	134	130	160
Gross margin - Non-GAAP	$49,084	$179,534	$50,137	$47,189	$43,451	$38,757

Earnings (loss) from operations - GAAP	$2,474	$(6,594)	$3,399	$2,943	$(6,264)	$(6,672)
Stock-based compensation and related social taxes	2,600	10,464	2,432	2,402	2,326	3,304
Acquisition and integration	1,103	2,670	1,273	356	71	970
Restructuring	—	1,598	540	71	987	—
Impairment	—	3,756	—	—	3,756	—
Acquisition related amortization	2,669	10,900	2,389	2,609	2,784	3,118
Earnings from operations - Non-GAAP	$8,846	$22,794	$10,033	$8,381	$3,660	$720
Amortization (excluding acquisition related amortization)	2,462	12,617	2,699	3,400	3,153	3,365
Adjusted EBITDA	$11,308	$35,411	$12,732	$11,781	$6,813	$4,085

Net earnings (loss) - GAAP	$(9,653)	$(16,853)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	6,372	29,337	6,618	5,414	9,916	7,389
Unrealized foreign exchange loss (gain)	11,835	12,285	3,798	7,953	916	(382)
Income tax adjustments	(1,372)	(4,921)	378	(2,781)	1	(2,519)
Net earnings - Non-GAAP	$7,182	$19,848	$9,093	$7,682	$2,590	$483

Diluted net earnings (loss) per share
GAAP - (in dollars)	$(0.30)	$(0.53)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Non-GAAP - (in dollars)	$0.22	$0.63	$0.29	$0.24	$0.08	$0.02

Q1 2015 RECONCILIATION OF GAAP AND NON-GAAP RESULTS

			Acquisition & Integration	Stock-based Compensation & Related Social Taxes	Foreign Exchange Loss	Tax Adjustments
(In thousands of U.S. dollars, except where otherwise stated)	GAAP	Acquisition Related Amortization					Non GAAP
	Q1 2015						Q1 2015

Revenue	150,406						150,406
Cost of goods sold	101,570			248			101,322
Gross margin	48,836	—	—	(248)	—	—	49,084
GM%	32.5%						32.6%

Sales and marketing	13,145			587			12,558
Research and development	19,092	888		420			17,784
Administration	10,420			1,345			9,075
Acquisition and integration	1,103		1,103				—
Amortization	2,602	1,781					821
Total operating expenses	46,362	2,669	1,103	2,352	—	—	40,238

Earnings (loss) from operations	2,474	(2,669)	(1,103)	(2,600)	—	—	8,846

Foreign exchange loss	(11,893)				(11,893)		—
Other income	105						105
Total other income (expense)	(11,788)	—	—	—	(11,893)	—	105

Earnings (loss) before income taxes	(9,314)	(2,669)	(1,103)	(2,600)	(11,893)	—	8,951

Income tax expense (recovery)	339				(58)	(1,372)	1,769

Net earnings (loss)	(9,653)	(2,669)	(1,103)	(2,600)	(11,835)	1,372	7,182

Diluted earnings (loss) per share	(0.30)						0.22

Weighted average diluted shares	31,983						31,983

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2015	2014
	Q1	Total	Q4	Q3	Q2	Q1
OEM Solutions
Revenue	$133,040	$476,650	$129,580	$124,329	$116,579	$106,162
Cost of goods sold	93,079	336,133	90,136	87,453	82,910	75,634
Gross margin	$39,961	$140,517	$39,444	$36,876	$33,669	$30,528
Gross margin %	30.0%	29.5%	30.4%	29.7%	28.9%	28.8%

Enterprise Solutions
Revenue	$17,366	$71,873	$19,498	$18,941	$18,433	$15,001
Cost of goods sold	8,491	33,411	8,936	8,762	8,781	6,932
Gross margin	$8,875	$38,462	$10,562	$10,179	$9,652	$8,069
Gross margin %	51.1%	53.5%	54.2%	53.7%	52.4%	53.8%